Exhibit 99.1

Pitanium Limited Announces Pricing of Initial Public Offering

HONG KONG, May 30, 2025 (GLOBE NEWSWIRE) — Pitanium Limited (“Pitanium” or the “Company”), a company that retails its proprietary brand focusing on beauty and personal care products, announced today that it priced its initial public offering of 1,750,000 Class A ordinary shares (the “Class A Ordinary Shares”) at $4.00 per Class A Ordinary Share (the “Offering”).

Cathay Securities, Inc. acted as the sole underwriter to the Offering (the “Underwriter”). The Company granted the Underwriter a 45-day option to purchase up to 262,500 additional Class A Ordinary Shares, at US$4.00 per Class A Ordinary Share (the “Over-allotment”), less underwriting commissions.

The Class A Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on May 30, 2025, under the ticker symbol “PTNM.” The Offering is expected to close on or about June 2, 2025, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for: (i) enhancing customer experience through launching a mobile application; (ii) developing a new line of products solely for home treatment; (iii) expanding the Company’s product portfolio and exploring new suppliers; (iv) further enhancing the Company’s marketing strategies; and (v) working capital and other general corporate purposes.

Loeb Smith Attorneys, Loeb & Loeb LLP, TC & CO., and Tian Yuan Law Firm acted as British Virgin Islands legal counsel, U.S. legal counsel, Hong Kong legal counsel, and PRC legal counsel to the Company, respectively. VCL Law LLP as U.S. securities counsel for the Underwriter in connection to the Offering.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-284998) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on May 29, 2025. The Offering was made by means of a prospectus. Copies of the prospectus may be obtained, for free, by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus related to the Offering may be obtained, when available, from Cathay Securities, Inc. at 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Pitanium Limited (“Pitanium”)

Pitanium Limited, incorporated in British Virgin Islands, is a retailer in Hong Kong focusing on the sale of its proprietary brand products in the field of beauty and personal care, namely PITANIUM and BIG PI online. It also generates revenue from the offline sale at six retail stores situated in Hong Kong’s premier shopping destinations. The Company emphasizes product design and development with an in-house product development team working closely with its original equipment manufacturing (“OEM”) and original design manufacturing (“ODM”) suppliers. It takes a proactive approach in expanding its product portfolio with a view to staying ahead of market trends and showcasing its ability to cater to the evolving needs of its customers. For more information, please refer to the Company’s website: http://www.pitanium.com/.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Pitanium Limited

Investor Relations Department

Phone: +852 6297 5255

Email: US@pitanium.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com